Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund May 2015 Update
June 19, 2015

Supplement dated June 19, 2015 to Prospectus dated April 24, 2015
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.5%	-2.6%	$14.7M	$1,214.60
B	-1.5%	-2.9%	$150.5M	$1,008.74
Legacy 1	-1.3%	-1.8%	$2.5M	$918.46
Legacy 2	-1.3%	-1.9%	$0.8M	$902.95
Global 1	-1.3%	-1.7%	$18.2M	$897.99
Global 2	-1.3%	-1.7%	$5.5M	$883.09
Global 3	-1.4%	-2.4%	$80.4M	$792.87
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened following the release of strong consumer price data and an increase in new home construction in the U.S., information which reinforced speculation the Federal Reserve will raise interest rates in late 2015.  The euro weakened over concerns about Greece’s ability to restructure its debt obligations.  Separately, the European Central Bank suggested it may move up asset purchases to support its quantitative easing initiatives, putting further pressure on the euro.

Energy:  Natural gas markets fell as supplies increased and temperate weather in the U.S. drove prices lower.  Investors attempted to lock-in natural gas profits from recent up-trends, which resulted in increased selling activities that drove prices lower.  Crude oil markets rose as U.S. drilling activity declined.

Equities:  U.S. equity markets rose in response to bullish economic data.  The Nikkei 225 climbed to a 15-year high after strong corporate earnings were reported.  European equity markets rose as weakness in the euro supported export industries.

Fixed Income:  U.S. Treasuries declined as better than expected housing data supported views the Federal Reserve will raise interest rates before year end.  German Bund prices declined as speculation for higher inflation and concerns about liquidity caused investors to liquidate holdings.

Grains/Foods:  Wheat markets finished higher after heavy rains across the Plains states spurred supply concerns.  Soybean markets moved lower, driven by robust supply data from South America and by forecasts for a strong U.S. growing season.  Sugar and coffee markets each fell nearly 8% on forecasts for elevated global supplies.  Lean hogs markets increased nearly 9% because of strong demand and decreased supplies.

Metals:  Gold and silver prices increased after the U.S. unemployment rate rose to a 5-week high and dampened optimism on the health of the labor market.  In the base metals markets, copper prices declined because of concerns surrounding Chinese economic growth and on weaker international demand for copper caused by U.S. dollar strength.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$10,321,303	$13,414,061
Change In Unrealized Income (Loss)	7,781,108	-9,719,239
Brokerage Commission	-115,257	-579,304
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-217,923	-1,251,316
Change in Accrued Commission	-13,700	-20,682
Net Trading Income (Loss)	-2,887,075	1,843,520

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$97,781	$434,246
Interest, Other	19,044	153,901
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-2,770,250	2,431,667

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	1,150	2,557,541
Operating Expenses	57,814	308,551
Organization and Offering Expenses	66,865	357,176
Brokerage Expenses	1,189,670	6,368,597
Dividend Expenses	0	0
Total Expenses	1,315,499	9,591,865

Net Income (Loss)	-$4,085,749	-$7,160,198

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$279,851,409	$298,529,189
Additions	205,350	1,353,003
Net Income (Loss)	-4,085,749	-7,160,198
Redemptions	-3,315,247	-20,066,231
Balance at May 31, 2015	$272,655,763	$272,655,763

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,214.597	12,118.05503	$14,718,550	-1.46%	-2.64%
B	$1,008.737	149,200.85477	$150,504,421	-1.51%	-2.90%
Legacy 1	$918.459	2,766.18887	$2,540,631	-1.27%	-1.78%
Legacy 2	$902.947	868.21386	$783,951	-1.29%	-1.88%
Global 1	$897.989	20,296.40361	$18,225,946	-1.27%	-1.67%
Global 2	$883.092	6,172.74200	$5,451,101	-1.29%	-1.74%
Global 3	$792.868	101,443.35868	$80,431,162	-1.43%	-2.41%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership